LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
LAKE MERRITT PLAZA
1999 HARRISON STREET, 26TH FLOOR
OAKLAND, CALIFORNIA 94612
(510) 350-3070
FACSIMILE: (510) 834-8309

October 4, 2011

VIA EDGAR

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628
Facsimile: (202) 772-9203

Re:	WNC California Housing Tax Credits, L.P. (“Issuer”)
Revised Preliminary Schedule 14A
Filed September 29, 2011
File No. 000-20058

Amended Schedule 13E-3
Filed September 29, 2011
File No. 005-54007

Dear Mr. Duchovny:

I am writing in response to your letter of October 3, 2011 regarding the above-referenced filings.  The responses below are numbered to correspond to the numbering system in your letter.

This letter is being filed in advance of the filing of the definitive materials described above.  The Issuer intends to file and distribute definitive consent solicitation materials as soon as is practical. This letter is accompanied by a PDF of the proposed changed pages to the filings.

1.           The staff’s comment is noted.  We have further addressed this comment in our conversation with you.

2.           The cover page to the Schedule 13E-3 has been revised to list all filing persons.

3.           As discussed, we believe that each filing person has complied with the requirements cited in your letter.  To clarify that this is the case, we have used a new defined term, the “Hammond General Partners,” in lieu of “its general partners.”  Please also see the existing disclosure under “Purchaser.”

4.           The appraisals will be filed as exhibits to the Schedule 13E-3.

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
October 4, 2011

5.           The Issuer’s general partners have reviewed the definition of fixed charges as noted in Section 8220 of the Commission’s Financial Reporting Manual (FRM). The general partners believe that the Issuer does not have any fixed charges that meet this definition. Additionally, the Issuer’s general partners have determined that the Issuer does not have any fixed charges from its equity investees as noted in Section 8250 of the FRM. Accordingly, the Issuer’s general partners believe that the disclosure of the ratio of earnings to fixed charges in Item 503(d) of Regulation S-K, and in turn, Items 1010(a)(3) and 1010(c)(4) of Regulation M-A, is inapplicable.

Please contact the undersigned if you have any further questions or comments in this regard.

Very truly yours,

                     /s/ PAUL G. DANNHAUSER

Paul G. Dannhauser